

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



09047066



SUPPL

<u>**BY COURIER**</u>

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
<u>USA</u>

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement



ANNOUNCEMENT

Denial of Alleged Proposal for Ownership Unbundling
The Management of PPC S.A. denies that, in a letter sent to the Ministry of Development, it has proposed the ownership unbundling of the Company.
On the contrary, in numerous occasions, the management of PPC has stated that it favours of the legal, and not the ownership, unbundling of the Distribution and Transmission activities with the formation of 100% owned subsidiaries of the Company, respectively.

Athens 25-9-2009